SIONIX CORPORATION
2082 Michelson Drive, Suite 306
 Irvine CA 92612

February 27, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:  Sionix Corporation
       Request for Withdrawal of Registration Statement on Form SB-2
       File No. 333-147396

Dear Sirs:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act") Sionix Corporation ( the "Company") hereby requests the consent of the Securities and Exchange Commission (the "Commission") to the withdrawal of its Registration Statement on Form SB-2 (File No. 333-147396) (the "Registration Statement"). The Registration Statement was filed with the Commission on November 14, 2007 and has not been amended.

There was no circulation of preliminary prospectuses in connection with the proposed transaction, the Registration Statement was not declared effective by the Commission and no securities were sold pursuant to the Registration Statement.

This Request for Withdrawal is based upon the Company’s conclusion that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to its account for future use.

Please fax a copy of the order to the Company's office to the attention of Richard M. Papalian at (949) 752-7998 and to the Company's counsel, Robert J. Zepfel, at (949) 706-6060. If you have any questions or comments relating to this request for withdrawal, please contact Mr. Zepfel at (949) 706-6000.

Very truly yours, SIONIX CORPORATION /s/ Richard M. Papalian Richard M. Papalian Chief Executive Officer